MoneyLion Inc.

249-245 West 17th Street, Floor 4

New York, NY 10011

May 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: David Gessert and Sandra Hunter Berkheimer

Re:	MoneyLion Inc.
Registration Statement on Form S-3
Registration No. 333-277732

Dear Mr. Gessert and Ms. Hunter Berkheimer,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m. Eastern Standard Time on May 17, 2024 or as soon thereafter as is practicable.

Please do not hesitate to contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

MONEYLION INC.

By:	/s Richard Correia
	Name:	Richard Correia
	Title:	Chief Financial Officer

cc:	Adam VanWagner, MoneyLion Inc.
Byron B. Rooney, Davis Polk & Wardwell LLP